ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

March 11, 2016	Crystal T. Travanti
T +1 212 596 9128
F +1 646 728 1622
crystal.travanti@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention: Jay Williamson

Re:	Calamos Convertible and High Income Fund (the “Registrant” or the “Fund”)
(File Nos. 333-205640 and 811-21319)

Dear Mr. Williamson:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on February 4, 2016 in connection with Pre-Effective Amendment No. 1 to the above-referenced registration statement on Form N-2 (the “Registration Statement”), filed with the Commission on January 7, 2016 pursuant to the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement relates to the registration and offering of common shares, preferred shares, and debt securities pursuant to Rule 415 under the Securities Act.

The comments, together with the Registrant’s responses, are set forth below.

Legal Comments

1.	Comment: In response to comment 5 of your January 7, 2016 response letter (the “Response Letter”), you responded that “managed assets” were the substantial equivalent of “net assets, plus borrowings for investment purposes.” Please confirm that compliance with Rule 35d-1 based on managed assets would also result in being in compliance with Rule 35d-1 based on net assets, plus borrowings for investment purposes.

Response: The Registrant believes compliance with Rule 35d-1 based on managed assets would result in compliance with Rule 35d-1 based on net assets, plus borrowings for investment purposes.

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2.	Comment: Please revise your response to comment 12 of the Response Letter to include an undertaking to clear all Staff comments prior to the commencement of any debt offering whenever the preliminary prospectus supplement differs materially from the form of prospectus supplement included in the Registration Statement.

Response: The Registrant does not anticipate offering debt securities within 12 months of the effective date of this registration statement. The Registrant undertakes to advise the Staff of any debt offering pursuant to this registration statement and intends to provide the preliminary prospectus to the Staff, as requested. The Registrant also undertakes to clear all Staff comments prior to the commencement of any debt offering whenever the preliminary prospectus supplement differs materially from the form of prospectus supplement included in the Registration Statement.

3.	Comment: We note that you filed a legality opinion from Morris, Nichols, Arsht & Tunnell LLP, and that such opinion makes several assumptions. In Staff Legal Bulletin No. 19, the Staff sets forth its expectations for legal opinions in delayed offerings. Please confirm your intention to comply with that guidance. In addition, please opine that the debt securities are binding obligations. Finally, please remove the language from the last paragraph of the opinion, which attempts to limit reliance on the opinion as the language is inappropriate.

Response: The Registrant has reviewed Staff Legal Bulletin No. 19 and confirms its intention to file an opinion from Morris, Nichols, Arsht & Tunnell LLP consistent with that guidance no later than the closing date of the offering of the securities covered by the registration statement. The Registrant does not currently intend to offer debt securities. If and when the Registrant decides to offer debt securities, it would expect to secure an opinion on the binding nature of the obligations of the debt securities in accordance with any indenture. Morris, Nichols, Arsht & Tunnell LLP has addressed the Staff’s comment on the reliance language in the legality opinion and the Registrant intends to file a revised legality opinion in its next pre-effective amendment.

4.	Comment: In the Financial Highlights table on page 16 of the prospectus, it appears that you distributed $1.20 per share in 2015, despite losing $0.65 per share. Please advise why this is not considered a return of capital in the Financial Highlights. In this regard, the line “Net Realized Gains” is labeled as “Return of Capital” later in your filing.

Response: The Registrant has updated the applicable Financial Highlights line item to reflect a return of capital.

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Accounting Comments

5.	Comment: In “Summary of Fund Expenses” on page 14 of the prospectus please represent to us that if assumptions used change over the course of time, the Registration Statement will be stickered accordingly.

Response: The Registrant undertakes to update the disclosure in “Summary of Fund Expenses” on page 14 of the prospectus through a prospectus supplement if any disclosure would otherwise represent an untrue statement of a material fact or an omission to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.

6.	Comment: In the Financial Highlights table, by the asset coverage amounts, is the company able to represent that it reasonably believes that its assets will provide adequate coverage to satisfy all of its unfunded commitments? Explain how the company is able to satisfy its representation in your response.

Response: The Registrant respectfully submits that the loans shown in the financial highlights are borrowings made by the Fund and do not represent unfunded commitments. To the extent the Staff’s comment is an inquiry regarding the Fund’s ability to repay its borrowings, as shown in the Fund’s financial highlights, the Fund has securities with a value of over $3 for every $1 of outstanding borrowing and the Fund believes that those assets provide adequate coverage to satisfy the Fund’s repayment obligations.

7.	Comment: Please provide an audit opinion covering the Senior Securities table on page 17 of the prospectus. The audit opinion can cover the table along with other Schedules, or you can have a separate opinion covering the table itself.

Response: The Registrant confirms that the information in the Senior Securities table represents audited information included in the Fund’s financial highlights and the Fund’s Statement of Assets and Liabilities, both of which are expressly covered by the audit opinion of Deloitte & Touche LLP that is also included in the Fund’s registration statement. The Fund has modified the introduction to the Senior Securities table to eliminate the description of the information in the table as being “unaudited.”

* * * * *

On behalf of the Registrant, we hereby state the following:

1.	The Registrant acknowledges that should the Securities and Exchange Commission (“Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The Registrant acknowledges that the action of the Commission or of the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Registrant acknowledges that it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (212) 596-9128 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Crystal T. Travanti

Crystal T. Travanti

cc:	John P. Calamos, Sr., Calamos Advisors LLC

Christopher Russell, Calamos Investments LLC

Jeremy C. Smith, Ropes & Gray LLP